WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                        --------------------------------


                        FINANCIAL STATEMENTS AND SCHEDULE


                  DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998


                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                   ------------------------------------------



       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
           ACT OF 1934.

For the fiscal year ended December 30, 2000

                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

Commission file number 0-15213

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Webster Bank Employee Investment Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Webster Financial Corporation
                                  Webster Plaza
                               Waterbury, CT 06702
                            Telephone (203) 753-2921

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


     FOR THE FISCAL YEAR ENDED DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998

                -------------------------------------------------




                                      INDEX

Independent Auditors' Report ............................................. 1

Financial Statements:

     Statements of Net Assets Available for Benefits...................... 2

     Statements of Changes in Net Assets Available for Benefits........... 3

     Notes to Financial Statements ....................................... 4-12

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets (Held at end of Year) ...... 13

Signatures ............................................................... 14

Exhibit Index............................................................. 15

Independent Auditors' Consent - Exhibit 23................................ 16



Note: The following schedules, as required by Section 103(c)(5) of the Employee
      Retirement Income Security Act of 1974, are not applicable:


      Schedule H, Line 4i - Schedule of Assets (Acquired and Disposed of Within
      Year)
      Schedule H, Line 4j - Schedule of Reportable Transactions

KPMG LLP
One Financial Plaza
Hartford, CT 06103-2608


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Webster Bank:

We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 30, 2000 and 1999 and December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan, as of December 30, 2000 and 1999, and the changes in net assets available for benefits for each of the years in the three-year period ended December 30, 2000 and 1999 and December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Hartford, Connecticut
June 18, 2001

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 30, 2000 AND 1999

                   ------------------------------------------





                                                     2000               1999
                                                     ----               ----

ASSETS
------

       Investments (Cost basis of                $50,310,461         $35,935,921
        $45,060,662 in 2000 and
        $31,567,658 in 1999) (Note 3)

       Loans to Participants                       1,078,658             830,653

       Receivables:
        Participants                                   9,238             301,162
        Employer                                         308             114,076

       Cash                                          280,135              68,069
                                                 -----------         -----------

       Total Assets                              $51,678,800         $37,249,881
                                                 ===========         ===========



       NET ASSETS AVAILABLE FOR BENEFITS         $51,678,800         $37,249,881
                                                 ===========         ===========


See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

            YEARS ENDED DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998

                -------------------------------------------------

                                                                    2000              1999               1998
                                                                    ----              ----               ----
ADDITIONS
---------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
--------------------------------------

Net Investment Income:
   Net Appreciation in Fair
     Value of Investments                                       $   813,703        $ 1,591,691        $   679,521
   Interest and Dividends                                           677,505            514,106            451,356
                                                                -----------        -----------        -----------
   Net Investment Income                                        $ 1,491,208        $ 2,105,797        $ 1,130,877

Contributions:
   Participants                                                   4,604,841          3,773,131          3,393,855
   Employer                                                       1,718,392          1,375,583          1,135,331
Transfers from Other Plans (Note 1)                              11,791,339          1,816,169            724,973
                                                                -----------        -----------        -----------
   Total Additions                                              $19,605,780        $ 9,070,680        $ 6,385,036
                                                                -----------        -----------        -----------

DEDUCTIONS
----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
-----------------------------------------

Benefits Paid to Participants                                   $ 5,172,626        $ 2,886,905        $ 1,603,794
Miscellaneous Expenses                                                4,235             25,832              4,788
                                                                -----------        -----------        -----------
   Total Deductions                                               5,176,861          2,912,737          1,608,582

   Net Increase                                                 $14,428,919        $ 6,157,943        $ 4,776,454
                                                                -----------        -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS
----------------------------------

Beginning of Year                                               $37,249,881        $31,091,938        $26,315,484
                                                                -----------        -----------        -----------

END OF YEAR                                                     $51,678,800        $37,249,881        $31,091,938
                                                                ===========        ===========        ===========

See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                  DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998

                   ------------------------------------------


1.     DESCRIPTION OF THE PLAN
       -----------------------

       The following brief description of the Webster Bank Employee Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

       (a)   General
             -------

       The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. The Plan was initially adopted by the Board of Directors of Webster Bank's predecessor, First Federal Bank, effective as of October 1, 1984. Subsequent to this date, the Plan has been amended on various dates for reasons that include: certain legislative and regulatory changes, employer name change, plan merger, plan name change and various acquisitions. The Plan covers all eligible employees who are employed by Webster Financial Corporation ("Webster" or the "Company") and certain of its' subsidiaries. Webster D&P Holdings, Inc. ("Duff & Phelps"), a wholly-owned subsidiary of Webster, owns a 65% interest in Duff & Phelps, LLC, which maintains a separate 401(k) plan and does not participate in the Plan. To be eligible to participate in the Plan, an employee must have attained age 21 and have completed one year of service (at least 1,000 hours of service). An eligible employee may join the Plan on the first day of any calendar quarter. Participants in the Plan may change their contribution amounts up to four times per year on specific dates and cease contribution at any time during the Plan year. All investments are participant directed. Participation in the Plan is completely voluntary. Effective December 30, 1999, the Plan was amended for a change in the Plan Year. The amended "Plan Year" for the 2000 period means the plan year commenced on December 31, 1999 and ended on December 30, 2000. The amended "Plan Year" for the 1999 period, was the short plan year commenced on January 1, 1999 and ended on December 30, 1999. Prior to the amendment, the Plan Year was the full calendar year.

      Webster, through its subsidiaries, Webster Bank (the "Bank"), Damman Associates, Inc. ("Damman") and Duff & Phelps, delivers financial services to individuals, families and businesses primarily in Connecticut and financial advisory services to public and private companies throughout the United States. Webster provides business and consumer banking, mortgage lending, trust and investment services and insurance services through 114 banking offices and other offices, over 200 ATM's and the internet (www.websterbank.com). Webster's online mortgage subsidiary Nowlending, LLC, at www.nowlending.com originates residential mortgages throughout the United States. Webster Bank was founded in 1935 and converted from a federal mutual to a federal stock institution in 1986.

      On February 1, 2000, Webster acquired, through its subsidiary Damman, the Levine Companies ("Levine"). The Plan was amended effective April 13, 2000 to state that all services with Levine prior to the acquisition date constituted services rendered for the purpose of meeting eligibility requirements for participation under the Plan.

      On April 7, 2000, Webster acquired certain branches from The Chase Manhattan Bank ("Chase"). Chase maintained The 401(k) Savings Plan of the Chase Manhattan Bank (the "Chase 401(k) Plan") for the benefit of the employees of Chase and certain of its affiliates. Effective as of the date of the acquisition, the employees

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                  DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998

                   ------------------------------------------


became eligible to participate in the Plan. All service by the transferred employees of Chase prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Subsequently, effective as of April 18, 2000 all assets and liabilities of the Chase 401(k) Plan related to the transferred Chase employees totaling $343,552 were transferred to, and assumed by, the Plan.

      On June 23, 2000, Webster acquired MECH Financial, Inc. ("Mechanics"). The Plan was amended effective June 23, 2000 to state that all services with Mechanics prior to the acquisition date constituted services rendered for the purpose of meeting eligibility requirements for participation under the Plan. Effective December 1, 2000, all assets and liabilities of the former Mechanics 401(k) Plan totaling $6,697,536 were transferred to, and assumed by, the Plan.

      On August 18, 2000, Webster acquired certain branches from FleetBoston Financial Corporation ("FleetBoston") that were divested as the result of the Fleet-BankBoston merger. On the acquisition date, the employment of certain employees was transferred from FleetBoston or members of their controlled group to Webster Bank. Effective as of the date of acquisition the employees became eligible to participate in the Plan. The Plan was amended to state that all services with FleetBoston prior to the acquisition date constituted services rendered for the purpose of meeting eligibility requirements for participation under the Plan. During December 2000, net assets for the transferred employees totaling $401,625 were transferred to, and assumed by, the Plan for the transferred FleetBoston employees.

      On December 1, 1999, Webster acquired New England Community Bancorp, Inc. ("NECB") and its subsidiaries. Prior to the NECB acquisition date, NECB maintained the New England Community Bancorp 401(k) Plan (the "NECB 401(k) Plan") for the benefit of the employees of NECB and certain of its affiliates. Effective as of the acquisition date, no additional contributions were made to the NECB 401(k) Plan. All service with NECB or a member of its controlled group prior to the acquisition date constituted services rendered for the purpose of meeting eligibility requirements for participation under the Plan. Subsequently, effective as of March 1, 2000 (the "Plan Merger Date"), the NECB 401(k) Plan was merged with and into the Plan, and all of the assets and liabilities of the NECB 401(k) Plan totaling $4,348,626 were transferred to and assumed by the Plan.

      On May 19, 1999, Webster acquired Village Bancorp, Inc. ("Village"), the holding company for The Village Bank and Trust Company. The Plan was amended effective May 19, 1999 to state that all services with Village prior to the acquisition date constituted services rendered for the purpose of meeting eligibility requirements for participation under the Plan. Village terminated their 401(k) Plan prior to the date of acquisition.

      On April 21, 1999, Webster acquired Maritime Bank and Trust Company ("Maritime"). The Plan was amended effective April 21, 1999 to state that all services with Maritime prior to the acquisition date constituted services rendered for the purpose of meeting eligibility requirements for participation under the Plan. Maritime terminated their 401(k) Plan prior to the date of acquisition.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                  DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998

                   ------------------------------------------


      The Plan was amended effective January 1, 1999 to add a provision for the employees of Webster Investment Services, Inc. ("WIS"). Further, effective January 1, 1999, WIS became a participating company in the Plan. Effective on and after January 1, 1999, WIS became the employer of certain individuals who were previously employed by Independent Financial Marketing Group, Inc. All services which an employee of WIS performed for Independent Financial Marketing Group, Inc. prior to their date of hire by WIS constituted services rendered for the purpose of meeting the eligibility requirements for participation under the Plan.

(b)   Contributions
      -------------

      Employees who are members of the Plan, may make contributions of 1% through 10% of their pay on a before-tax basis. Total salary deferrals are limited to $10,500 for 2000 and $10,000 for 1999 and 1998 Plan years. The Employer contributes a matching contribution to the Plan equal to 50% of the first 6% of a participant's salary deferral contribution. The Bank may also make a discretionary contribution to the Plan on behalf of employee participants. The investment alternatives available under the Plan for the 2000 plan year are summarized below:

    American New Perspective Fund:    This fund invests primarily in the common
                                      stocks of companies based around the
                                      world.


    American Fundamental Investors    This fund invests primarily in diversified
     Fund:                            common stocks.


    American Bond Fund of America:    This fund invests in diversified bond
                                      fixed income securities.


    Fidelity Advisor Growth           This fund invests in common stocks of
     Opportunities Fund: **           smaller to medium-sized companies. The
                                      fund may also invest in debt securities
                                      and cyclicals.


    Paine Webber Stable Value:        This fund invests in units of the
                                      Guaranteed Investment Contract (GIC)
                                      portfolio under the PaineWebber Trust
                                      Company pooled trust.


    Webster Financial Corporation     This fund invests 100% in the common stock
     Common Stock: *                  of Webster.


    Evergreen Small Cap Equity        This fund invests primarily in small
     Income Fund: **                  growth companies that have higher than
                                      average yields. The companies generally
                                      have a total market capitalization less
                                      than $500 million.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                  DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998

                   ------------------------------------------



    Evergreen Growth & Income Fund: **   This fund invests primarily in
                                         investment alternatives which seek to
                                         provide capital growth and income and
                                         diversification.


    Pioneer Growth Shares: **           This fund invests primarily in common
                                        stocks and other equity securities of
                                        U.S. Companies that have above average
                                        potential for earnings and revenue
                                        growth.

    Dreyfus Premier Balanced Fund: **   This fund invests in a diversified mix
                                        of stocks and investment grade bonds of
                                        both U.S. and foreign issuers.

    Mass Investors Growth Stock Fund:   This fund invests primarily in the
                                        common stocks of U.S. and foreign
                                        companies.

    Munder Index 500 Fund: **           This fund invests primarily in stocks in
                                        the S&P 500.


   *  Indicates party-in-interest to the Plan.
  **  See subsequent events

--------------------------------------------------------------------------------


      (c)   Vesting
            -------

      All amounts contributed to the 401(k) Plan by the participant and employer, are fully vested and non-forfeitable at all times. The participant's vested balance is affected by any investment gains or losses that their account incurs.

      (d)   Payment of Benefits
            -------------------

      Under the Plan, a participant's "normal retirement date" is the date age 65 is attained. Payment of a participant's account balance begins not later than 60 days following the end of the Plan year during which retirement occurs. Payment options available under the Plan are: Single Lump Sum; Lump Sum/Installment; Installment; Joint and Survivor Annuity; Life Annuity and Life Annuity with Term Certain Guaranteed. If a participant's employment with the Bank terminates before normal retirement date, the participant is always 100% vested for their account balance. In the event of termination, if the participant's account balance does not, and has never exceeded $5,000, payment will be an automatic lump sum. If the account balance exceeds or has ever exceeded $5,000, then the participant may elect to defer payment not later than when age 65 is reached. In the event of death, while a participant is actively employed, the account balance will be paid to the designated beneficiary or beneficiaries. In the event of total and permanent disability, a participant will receive payment of their account balance as if retirement had occurred.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                  DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998

                   ------------------------------------------


       (e)   Loans
             -----

       Employees have the ability to borrow up to 50% of their account balances, not to exceed $50,000. Interest is paid by the Plan participants to their account at prevailing interest rates through payroll deductions. Loans must generally be repaid within five years or, if earlier, by normal retirement date of the borrower.

       (f)   Rollovers
             ---------

       Under the Plan, transfers from other tax-qualified retirement plans are permitted even if the employee is not currently participating in the Plan. Rollovers must be deposited to the Plan trust fund within 60 days of receipt. All rollovers will be invested and distributed in accordance with the rules of the Plan.

       (g)   Hardship Withdrawals
             --------------------

       Hardship withdrawals are permitted under the Plan for specific reasons when the participant has met conditions required by the Plan.

       (h)   Domestic Relations Orders
             ------------------------

       The Plan Administrator may be required by law to recognize obligations the participant incurs as a result of court-ordered support or alimony payments. The Plan Administrator must honor a qualified domestic relations order ("QDRO"). If a QDRO is received by the Plan Administrator, all or a portion of the Plan participant's account balance may be used to satisfy the obligation.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       ------------------------------------------

       The following are the significant accounting policies followed by the
Plan:

       (a)   Basis of Accounting
             -------------------

       The accompanying financial statements of the Plan are prepared in accordance with the accrual basis of accounting.

       (b)   Purchases and Sales Transactions
             --------------------------------

       Transactions are recorded on a trade-date basis.

       (c)   Valuation of Assets
             -------------------

       Investments are stated at current market values. Quoted market values are used to value investments. Loans to participants are stated at amortized cost, which approximates their market values.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                  DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998

                   ------------------------------------------


       (d)   New Accounting Pronouncements
             -----------------------------

       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

       SFAS No. 133 is effective for fiscal year beginning after June 15, 2000. Pursuant to SFAS No 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. (Management has determined that SFAS No. 133 will not have an impact on the Plan financial statements).

       (e)   Use of Estimates
             ----------------

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (f)   Administrative Expenses
             -----------------------

       Administrative fees of the Plan are in part paid by the Bank. Administrative fees for 2000 totaled $152,392 of which $148,157 was directly paid by the Bank and $4,235 were paid by the Plan. The $4,235 amount paid by the Plan represents loan administration costs charged directly to the Plan's investment funds. Administrative fees paid for the 1999 Plan Year were $123,525, of which $97,693 was paid by the Bank and $25,832 was paid by the Plan. Administrative fees paid for the 1998 Plan Year were $84,611, of which $79,823 was paid by the Bank and $4,788 was paid by the Plan.

3.     INVESTMENTS
       -----------

       The Plan's assets are invested in various mutual funds and Webster common stock through Paine Webber, the Plan's investment advisor and USI Consulting Group, the Plan's record keeper. The Plan is sponsored and administered by the Bank. Plan participants have the ability to direct their account balances to several selected mutual funds or Webster common stock. In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3)." SOP 99-3 simplified the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 30, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 and 1999 financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                  DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998

                   ------------------------------------------


       The fair value of fund investments that exceed 5% or more of the Plan's net assets available for benefits at December 30, 2000 and 1999 is as follows:

                                                     2000                 1999
                                                   --------              ------

American New Perspective Fund              $      4,487,849      $     3,813,116


American Fundamental Investors Fund               8,344,718            8,006,753


American Bond Fund of America                     3,273,633            3,026,891


Fidelity Advisor Growth
  Opportunities Fund                              5,252,704            5,504,480


Webster Financial Corporation
  Common Stock*                                  15,991,753            7,998,084


Paine Webber Stable Value Fund                    4,700,653            3,672,997


Evergreen Growth & Income Fund                    4,183,846            3,325,726


* Indicates party-in-interest to the Plan.

--------------------------------------------------------------------------------


During 2000 and 1999, the Plan's net investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $813,703 and $1,591,691, respectively, as follows:

                                                   2000                 1999
                                                  --------             ------

                 Mutual Funds              $     (1,342,608)    $     2,872,292
                 Webster Stock*                   2,156,311          (1,280,601)
                                               ------------        -------------
                                           $        813,703     $     1,591,691
                                               ============        ============


* Indicates party-in-interest to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                  DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998

                   ------------------------------------------


4.     PLAN TERMINATION
       ----------------

       Although the Bank has not expressed any intent to terminate the Plan Agreement, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination, partial termination or discontinuation of contribution are fully vested and will be nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Human Resources Committee appointed by the Board of Directors.

5.     TAX STATUS
       ----------

       The Internal Revenue Service has determined and informed the Bank by a letter dated June 5, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Accordingly, no provision for income taxes has been made in the accompanying financial statements. It is the opinion of the Plan administrator, that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.     AMENDMENTS
       ----------

       The Plan was amended during 2000 as follows:

       (1) Effective April 7, 2000, the Plan was amended to add provisions for the transferred employees of The Chase Manhattan Bank branch acquisition. Refer to Note 1 (a) of this document for further information.

       (2) Effective April 13, 2000, the Plan was amended to add provisions for the employees of the Levine Companies ("Levine"). Refer to Note 1(a) of this document for further information.


       (3) Effective June 23, 2000, the Plan was amended to add provisions for the employees of MECH Financial, Inc. ("Mechanics"). Refer to Note 1(a) of this document for further information.

       (4) Effective August 18, 2000, the Plan was amended to add provisions for the transferred employees of the FleetBoston Financial Corporation branch acquisition. Refer to Note 1(a) of this document for further information.

           The above information is meant to provide only a brief description of amendments to the Plan during the 2000 plan year. The Webster Bank Employee Investment Plan document should be referenced.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                  DECEMBER 30, 2000, 1999 AND DECEMBER 31, 1998

                   ------------------------------------------


7.       SUBSEQUENT EVENTS
         -----------------

         (1) Effective January 1, 2001, Evergreen Small Cap Value, Evergreen Growth & Income Fund, Pioneer Growth Shares, Fidelity Advisors Growth Opportunity, Munder Index 500 and Dreyfus Premier Balanced Fund investment options were eliminated and replaced by Dreyfus Founders Discovery, Seligman Capital, MFS Mass Investors Growth, Growth Fund of America and AIM Balanced Fund, respectively. The change in investment options was made on the advice of the Plan's financial advisor, PaineWebber.

         (2) Effective January 1, 2001, the Record Keeper for the Plan was changed to PFPC from USI Consulting Group.

         (3) On January 5, 2001, Webster acquired through Damman, Musante Reihl Associates, Inc. ("Musante"). Effective as of January 1, 2001, the Plan was amended to provide provisions for the employees of Musante. All service rendered by employees of Musante prior to the acquisition date constitutes service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Musante became members of the Plan's controlled group effective April 1, 2001.

         (4) On March 14, 2001, Webster acquired Center Capital Corporation ("Center Capital"). Effective as of April 1, 2001, the Plan was amended to provide provisions for the employees of Center Capital. All service rendered by employees of Center Capital prior to the acquisition date constitutes service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Center Capital became members of the Plan's controlled group effective on March 14, 2001.

         (5) On April 5, 2001, Webster acquired through Damman, Wolf Zackin & Associates, Inc. ("Wolf Zackin"), and its sister company Benefit Plans Design & Administration, Inc. ("Benefit Plans"). Effective June 25, 2001, the Plan was amended to provide provisions for the employees of Wolf Zackin and Benefit Plans. All service rendered by employees of Wolf Zackin and Benefit Plans prior to the acquisition date constitutes service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Wolf Zackin and Benefit Plans will become members of the Plan's controlled group effective July 1, 2001.

         (6) In April 2001, William J. Healy was appointed Executive Vice President and Chief Financial Officer of Webster Financial Corporation as a permanent replacement for John V. Brennan who died in May 2000. William J. Healy also replaced John V. Brennan as an Administrator to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                              SCHEDULE H - LINE 4I

                                DECEMBER 30, 2000

                   ------------------------------------------

                                                       Number of                           Current
Identity of Issue                                     Shares Held                           Value
-----------------                                     -----------                          -------
American New Perspective                    186,604.935 shares; net asset              $   4,487,849
   Fund                                     value per share $24.05

American Fundamental                        267,802.254 shares; net asset                  8,344,718
   Investors Fund                           value per share $31.16

American Bond Fund                          255,952.537 shares; net asset                  3,273,633
   of America                               value per share $12.79

Fidelity Advisor Growth                     153,812.706 shares; net asset                  5,252,704
   Opportunities Fund                       value per share $34.15

Webster Financial Corporation               564,805.000 shares; net asset                 15,991,753
   Common Stock*                            value per share $28.31

Paine Webber Stable Value                   338,541.782 shares; net asset                  4,700,653
   Fund                                     value per share $13.885

Evergreen Small Cap Equity                  57,241.835 shares; net asset                   1,005,739
   Income Fund                              value per share $17.57

Evergreen Growth & Income Fund              157,287.440 shares; net asset                  4,183,846
                                            value per share $26.60

Pioneer Growth Shares                       10,279.589 shares; net asset                     176,912
                                            value per share $17.21

Dreyfus Premier Balanced Fund               35,477.518 shares; net asset                     517,617
                                            value per share $14.59

Mass Investors Growth Stock Fund            77,120.504 shares; net asset                   1,321,845
                                            value per share $17.14

Munder Index 500 Fund                       38,172.976 shares; net asset                   1,053,192
                                            value per share $27.59                       -----------

Total Investments                                                                      $  50,310,461
                                                                                         ===========

Loans to Participants*                                                                 $   1,078,658
                                                                                         ===========


* Indicates party-in-interest to the Plan.

                                   SIGNATURES

                   ------------------------------------------




Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        WEBSTER BANK
                                        EMPLOYEE INVESTMENT PLAN
                                        ----------------------------------------




Date:     June 27, 2001                 By:   /s/ R. David Rosato
       ----------------------------          -----------------------------------
                                             R. David Rosato
                                             Member of the Retirement
                                             Plan Committee

Date:     June 27, 2001                 By    /s/ Renee P. Seefried
       ----------------------------          -----------------------------------
                                             Renee P. Seefried
                                             Member of the Retirement
                                             Plan Committee

                                  EXHIBIT INDEX

                   ------------------------------------------




Exhibit
Number                                             Description
-------                             --------------------------------------------
  23                                           Consent of KPMG LLP